Standard New York, Inc.

A wholly owned subsidiary of Standard Bank Group Limited

Audited Statement of Financial Condition

December 31, 2024

Filed in accordance with the Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69552

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Standard New York, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

540 Madison Avenue, 25th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carrie Madara	212-407-3808	carrie.madara@standardsbg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rayfield & Licata, PC
(Name – if individual, state last, first, and middle name)

25B Vreeland Road, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

01/11/2005	1442
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derick De Zilva, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Standard New York, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH E GENTILE
Notary Public - State of New York
NO. 01GE6312299
Qualified in Westchester County
My Commission Expires Sep 29, 2026

Signature:

Title:
Chief Executive

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Rayfield & Licata
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Standard New York, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Standard New York, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Standard New York, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Standard New York, Inc.'s management. Our responsibility is to express an opinion on Standard New York, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Standard New York, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Standard New York, Inc.'s auditor since 2014.

Rayfield & Licata

February 25, 2025
Florham Park, New Jersey

25B Vreeland Road, Suite 200, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

Standard New York, Inc.
(A Wholly Owned Subsidiary of Standard Bank Group Limited)

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$ 10,028,199	
Income taxes receivable	116,133	
Property and equipment, net	935,212	
Right-of-use operating lease asset	4,410,331	
Deferred income taxes	265,817	
Restricted cash	505,612	
Other assets	278,650	
Total assets		$ 16,539,954

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued compensation and benefits	$ 4,356,112	
Due to affiliates	320,677	
Accrued expenses and other liabilities	455,834	
Operating lease liability	4,825,481	
Total liabilities		$ 9,958,104

STOCKHOLDER'S EQUITY

Common Stock (at stated value)		
3,000 shares authorized		
100 shares outstanding	100	
Paid in capital	4,999,900	
Retained earnings	1,581,850	
Total stockholder's equity		6,581,850
Total liabilities and stockholder's equity		$ 16,539,954

See Notes to statement of financial condition

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware Corporation, is a wholly owned subsidiary of Standard Bank Group Limited, and an affiliate of The Standard Bank of South Africa ("SBSA") which is the main operating subsidiary of its Parent.

The Company commenced permitted broker-dealer securities activities when it became a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 16, 2015.

The Company was established and is authorized per its FINRA membership agreement to serve as a chaperoning broker-dealer to its non-U.S. Standard Bank Group affiliates, primarily SBSA, in accordance with specified exemptive provisions of Rule 15a-6 under the Exchange Act. In that regard, the Company provides chaperoning services to its foreign associated personnel when visiting major U.S. institutional investors, chaperones research reports relating to foreign securities that have been prepared by non-U.S. affiliates and distributed to major U.S. institutional investors, and chaperones foreign equity securities transactions for its non-U.S. affiliates. The Company also supports SBSA and its non-U.S. affiliates by managing the relationships of U.S. corporate clients with respect to their investment banking, transactional products and services (TPS), and global markets needs in Africa.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Exchange Act under Section (k)(2)(i).

B. Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation of equipment and furniture is provided on a straight-line basis over their estimated useful lives (five to seven years). Improvements are amortized on a straight-line basis over the shorter of their useful lives or the term of the respective lease (eleven years). Amortization of improvements is grouped with depreciation in the accompanying financial statements.

C. Securities Transactions

For the year ended December 31, 2024, all of the Company's securities activities consisted of serving in an agency capacity and chaperoning permitted securities transactions services for non-U.S. Standard Bank Group affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934. The Company is required to maintain books and records that identify open trades and failed transactions when it chaperones foreign equity securities transactions for its non-U.S. affiliates. Additionally, the Company must take a net capital charge for aged, failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law.

As of December 31, 2024, the Company had no failed transactions that required either a net capital charge in its computation of net capital or recognition in its financial statements.

D. Share-based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value-based method. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income.

E. Leases

The Company accounts for operating leases pursuant to the guidance of ASU 2016-02, Leases (Topic 842). As such, it recognizes a right-of-use operating lease asset and a corresponding operating lease liability for all leases with a lease term of greater than one year. The operating lease liability is initially recorded based on the present value of the future lease payments, discounted using the lease's implicit rate if it is determinable; otherwise, the Company uses its incremental borrowing rate for borrowings of similar amounts and terms based upon information available at the commencement date for each lease. The right-of-use operating lease asset is initially calculated at the amount of the initial measurement of the operating lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the right-of-use operating lease asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use lease assets and lease liabilities for any short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

F. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax

issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2024, the Company did not record any liabilities for uncertain tax positions.

G. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2:   RESTRICTED CASH

Restricted cash relates to a security deposit paid during 2024 for the Company's office space operating lease agreement which was executed in February 2024. This security deposit is refundable at the expiration of the applicable lease contract.

NOTE 3:   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Equipment	$	542,473
Improvements		247,454
Furniture		231,805
		1,021,732
Accumulated depreciation		(86,520)
Total	$	935,212

NOTE 4:   RELATED PARTY TRANSACTIONS

The Company has an agreement with SBSA which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues related to the performance of services for non-U.S. Standard Bank Group affiliates.

The Standard Bank Group has a cash-settled share-based compensation plan called the Standard Bank Cash Settled Deferred Bonus Scheme. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest, exercise and settle automatically during three scheduled dates beginning eighteen months and ending forty-two months after the award date. The statement of financial condition includes an accrued compensation liability of approximately

$1,477,000 related to the plan. The Company paid approximately $1,685,000 to settle these stock units during 2024.

The following table summarizes activity under this share-based compensation plan.

Outstanding at January 1, 2024	12,254
Awarded	6,655
Transferred in	848
Exercised	(6,202)
Outstanding at December 31, 2024	13,555

The following table summarizes details related to unexercised awards.

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2024
March 2022	September 2025	$ 160.33	2,377
March 2023	September 2026	$ 179.82	4,523
March 2024	September 2027	$ 186.11	6,655
			13,555

As of December 31, 2024, approximately $1,508,000 of compensation costs related to the above unexercised stock units have not been recognized. Such costs will be recorded over the remaining vesting period as follows:

Year ending December 31,	
2025	$ 1,002,000
2026	391,000
2027	115,000
	$ 1,508,000

The Standard Bank Group also has a cash-settled share-based compensation plan called the Performance Reward Plan (PRP). As a member entity of the Group, this plan covers certain senior executives of the Company. The PRP has a three-year vesting period and is designed to incentivize the Group's senior executives, whose roles enable them to contribute to and influence the Group's long-term decision making and performance results. The awards are subject to the achievement of performance conditions for future financial years established at the award date. These conditions determine the number of shares that may ultimately vest.   The exercise and settlement of these

awards generally occurs on their vesting dates. The statement of financial condition includes an accrued compensation liability of approximately $199,000 related to the PRP. The Company made no payments to settle units during 2024. All outstanding awards expire in March 2027. Due to the conditional nature of the PRP, the amount of any additional compensation charge that the Company may incur is uncertain as of December 31, 2024.

Due to affiliates of $320,677 as of December 31, 2024 consists of $269,688 due to SBSA related mainly to prepayment of revenue sharing and fee arrangements during the year ended December 31, 2024 and $50,989 due to Standard Advisory London Ltd, a non-U.S. affiliate, related to the unpaid portion of an allocation of costs for marketing, professional fees and other support services and systems. The balance due from SBSA was $208,585 related mainly to the settlement of revenue sharing and fee arrangements as of December 31, 2023.

The Company had agreements which expired in November 2024, including a sublease agreement, with ICBC Standard Resources (America) Inc., a U.S. based affiliated entity, which established the basis by which this affiliate charged the Company for use of its facilities and other goods and services.

NOTE 5:   EMPLOYEE SAVINGS PLAN

The Company provides an employee savings plan under section 401(k) of the Internal Revenue Code which covers all employees. The Company made employer matching and discretionary contributions of approximately $282,000 in 2024.

NOTE 6:   INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Depreciation	$	(215,099)
Right-of-use operating lease asset		(1,014,376)
Accrued compensation		385,431
Operating lease liability		1,109,861
Total deferred income tax asset	$	265,817

The Company is subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2021 through 2024.

NOTE 7:   OPERATING LEASES

The Company leased office premises from ICBC Standard Resources (America) Inc. pursuant to a sublease agreement which expired on November 15, 2024. Effective February 2024, the Company entered into a lease agreement with an unrelated entity for new office premises with a

commencement date of October 1, 2024. Such lease expires August 31, 2035, with a renewal option of five years and a one-time irrevocable termination option by the Company with an effective date of September 1, 2032. Since the Company is not reasonably certain to exercise the renewal or termination options, these optional periods are not included in determining the lease term, and associated payments under these options are excluded from lease payments used to determine the lease liability. In addition, the Company's lease does not include any restrictive financial or other covenants.

Payments due under the above lease contracts include fixed payments plus variable payments. The Company's office premises leases require it to make variable payments for its proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2024, were as follows:

Right-of-use opearating lease asset	$ 4,410,331
Operating lease liability	$ 4,825,481

Other information related to the Company's operating lease as of December 31, 2024, was as follows:

Weighted-average remaining lease term:	
Operating lease	10.7 years
Weighted-average discount rate:	
Operating lease	6.75%

Maturities of the operating lease liability as of December 31, 2024, are as follows:

Year ending December 31,	
2025	$ 224,717
2026	674,150
2027	674,150
2028	674,150
2029	674,150
Thereafter	4,028,683
Total undiscounted lease payments	6,950,000
Less interest	(2,124,519)
Total lease liability	$ 4,825,481

NOTE 8:   CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 9:   CONTINGENCIES

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight of those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of non-compliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

NOTE 10:   REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $4,480,426, which was $4,110,574 in excess of its required minimum net capital of $369,852. The Company's ratio of aggregate indebtedness to net capital was 1.24 to 1 on December 31, 2024.

NOTE 11:   SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 25, 2025, the date the financial statement was issued.